

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 12, 2016

Via E-mail
Todd Johnson
Principal Executive Officer
7501 Wisconsin Avenue Suite 1000
Bethesda, Maryland 20814

      Re: ProShares Trust II
              Registration Statement on Form S-3
              Filed September 30, 2016
              File No. 333-213918

Dear Mr. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-6431 with any questions.

                         Sincerely,

                         /s/ Nicole Collings

                         Nicole Collings
                         Staff Attorney
                         Office of Real Estate &
                         Commodities

cc: James Munsell
        Sidley Austin LLP